EXHIBIT 4.2
AMENDMENT TO
WARRANT AGREEMENT
     THIS AMENDMENT TO WARRANT AGREEMENT (this “Amendment”) to the Warrants identified below by and between Arkona, Inc., a Delaware corporation (the “Company”), and the undersigned (the “Holder”) is made as of April 26, 2007. Capitalized terms used but not defined herein have the meaning set forth in the Warrants. In consideration of the mutual promises and covenants set forth herein and in the Warrants and other good and valuable consideration, the receipt of which is hereby acknowledged by the parties, the parties hereto agree as follows:
     1. Identification of Warrant Agreements. This Amendment amends the Warrant Agreement dated December 21, 2001 and the Warrant Agreement dated February 7, 2003 (collectively, the “Warrants”; each, a “Warrant”), each between the Company and the Holder.
     2. Net Exercise. Each Warrant is amended to include a Section 2.5, which provides as follows:
2.5 Notwithstanding anything to the contrary contained in Section 2, the Holder may elect to exercise this Warrant in whole or in part on a “cashless exercise basis” by receiving a number of shares of Common Stock equal to the value (as determined below) of this Warrant, or any part hereof, upon surrender of the Warrant at the principal office of the Company together with notice of such election in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

X =	Y(A-B)
A
     Where:
X = the number of shares of Common Stock to be issued to the Holder;
Y = the number of shares of Common Stock issuable upon exercise of this Warrant or, if only a portion of this Warrant is being exercised, the portion of this Warrant being canceled (at the date of such calculation);
A = the fair market value of one share of Common Stock (at the date of such calculation); and
B = the Exercise Price (as adjusted to the date of such calculation).
For the purpose of any computation under this Section 2.5, the fair market value per share of Common Stock at any date shall be deemed to be the closing price of the Common Stock on the Trading Day immediately preceding the date as of which the fair market value is being determined, provided that if shares of Common Stock are not then listed or quoted on any market or exchange, then the fair market value shall be the average of the closing price for the Common Stock on the OTC Bulletin Board, or, if such is not available, the Pink Sheets LLC, or otherwise the average of the closing bid prices for the Common Stock quoted by two market-makers of the Common Stock, or otherwise such fair market value shall be determined in good faith by the Company and the Holder. “Trading Day” shall mean any day on which the principal United States securities exchange or trading market on which shares of Common Stock are listed, quoted or traded (the “Principal Market”) is open for trading.

     3. Full Force and Effect. Except as amended hereby, the Warrants, as previously amended, shall remain in full force and effect.
     4. Entire Warrant. This Amendment and the Warrants (including any previous amendments) constitute the full and entire understanding and Warrant between the parties with regard to the subjects hereof and thereof.
     5. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
     IN WITNESS WHEREOF, this Amendment is hereby executed as of the date first above written.

ARKONA, INC. a Delaware corporation

By: /s/ Alan Rudd

Name: Alan Rudd

Title: Chief Executive Officer
HOLDER

/s/ Paul Henriod
Paul Henriod

2